Filed by UGI Corporation

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: AmeriGas Partners, L.P.

Commission File No. 001-13692

Date: April 2, 2019

DATE:	April 2, 2019

TO:	UGI International Employees

FROM:	Roger Perreault

SUBJECT:	UGI Ownership of AmeriGas Partners

Each of you received a memo from John Walsh today announcing that UGI Corporation has entered into an agreement to fully consolidate its ownership of AmeriGas Partners, L.P. by acquiring the outstanding common units of AmeriGas that we do not already own. As John mentioned in his memo, this transaction is focused on positioning UGI for continued success and profitable growth today and into the future. For the Global LPG business, we expect that the transaction will provide further support for several of our key business goals: to align on commercial and operational excellence initiatives, enhance our safety culture and performance, improve the customer experience through digital investments and excellent service, and continue to make sound strategic investments to grow and increase efficiency.

While today’s news will change UGI’s ownership interest in AmeriGas, it will not have a significant impact on the work we do and the goals we strive to achieve each and every day. I ask each of you to remain focused on growing our core LPG business in Europe and in continuing to perform your duties in your usual safety-focused, reliable, and customer-oriented manner. Our values and priorities in delivering on our commitments continue to be of the utmost importance. We are extremely proud of our highly-skilled workforce and look forward to additional opportunities to leverage our talent on a global basis.

We are working closely with the team charged with closing this transaction, which is expected to occur later this year, and will provide periodic updates on our progress. In the meantime, we appreciate your contributions to the success of the company and look forward to your continued service to our customers and the communities we serve.

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No Offer or Solicitation

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where You Can Find It

In connection with the proposed transaction, UGI Corporation (“UGI”) and AmeriGas Partners, L.P. (the “Partnership”), as applicable, will file a registration statement on Form S-4, including a proxy statement/prospectus of UGI, and other related documents, including a Schedule 13E-3, with the Securities and Exchange Commission (“SEC”). This communication is not a substitute for the Merger Agreement, proxy statement/prospectus or the Schedule 13E-3 or for any other document that UGI or the Partnership may file with the SEC in connection with the transaction. BEFORE MAKING ANY VOTING DECISION OR ELECTION, INVESTORS AND SECURITY HOLDERS OF UGI AND THE PARTNERSHIP ARE ADVISED TO CAREFULLY READ THE MERGER AGREEMENT, THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND THE SCHEDULE 13E-3, AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. A definitive proxy statement/prospectus will be sent to Partnership Unitholders in connection with a Special Meeting of Unitholders. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available), the Schedule 13E-3 (when available) and other relevant documents filed by UGI or the Partnership with the SEC from the SEC’s website at www.sec.gov. Security holders and other interested parties will also be able to obtain, without charge, a copy of the proxy statement/prospectus, the Schedule 13E-3 and other relevant documents (when available) from www.ugicorp.com under the tab “Investor Relations” and then under the heading “SEC Filings.”

Participants in the Solicitation

UGI, the Partnership, AmeriGas Propane, Inc. and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective security holders with respect to the transaction. Information about these persons is set forth in UGI’s proxy statement relating to its 2019 Annual Meeting of Shareholders, which was filed with the SEC on December 20, 2018, and the Partnership’s Annual Report on Form 10-K for the fiscal year ended September 30, 2018, which was filed with the SEC on November 20, 2018, and subsequent statements of changes in beneficial ownership on file with the SEC. Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies’ security holders generally, by reading the joint proxy statement/prospectus and other relevant documents regarding the transaction, which will be filed with the SEC.